UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December 2012

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Announces a Reverse Split of Ordinary Shares Dated December 10, 2012	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: December 10 , 2012	By:	/s/ Lior Shemesh
Name: Lior Shemesh
Title: CFO

EXHIBIT 1

Investor Contacts: Lior Shemesh, CFO +1.760.685.2007 lior.shemesh@alvarion.com	Press Contacts: In the U.S.: John Conrad +1.703.390.1538 conrad@merrittgrp.com
Elana Holzman, VP IR +972.3.645.7892 elana.holzman@alvarion.com

Alvarion® Announces a Reverse Split of Ordinary Shares

Tel Aviv, Israel, December 10, 2012 – Alvarion® Ltd. (NASDAQ: ALVR) (Alvarion or the Company), a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, announced today that its Board of Directors approved a reverse split of the Company’s ordinary shares in a ratio of 1:10, to be affected automatically on April 1, 2013, unless the Board of Directors determines prior to such date that effecting such reverse split shall not be in the best interest of the Company and its shareholders. The reverse split was previously approved by the Company’s shareholders at the Annual General Meeting held on September 10, 2012.

Upon execution of the reverse split, shareholders will receive one new share of Alvarion for every 10 shares held by them. The reverse split will reduce the number of Company outstanding shares from approximately 62 million to approximately 6.2 million.  Proportional adjustments will be automatically made to Alvarion’s outstanding stock options and other equity compensation incentive awards.

Alvarion will not issue any fractional shares as a result of the reverse split. Instead, all fractional shares will be rounded up to the next whole number of shares.

The reverse split is intended to increase the per share trading price of the Company's ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Global Market. As previously announced, in order to maintain the Company's listing on NASDAQ, the Company's ordinary shares must have a closing bid price of $1.00 or more for a minimum of 10 consecutive trading days prior to April 24, 2013. There can be no assurance that the reverse split will have the desired effect of raising the closing bid price of the Company's ordinary shares prior to April 24, 2013, to meet such requirement.

Alvarion’s ticker symbol will not change as a result of the pending reverse split. Upon execution of the reverse split, a “D” will be placed on the stock’s ticker symbol for 20 business days.  A new CUSIP number will be issued to Alvarion’s ordinary shares after the reverse split become effective.

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About Alvarion®
Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to various factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement our 2012 turnaround plan, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global  macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G market to develop as anticipated; our inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of our strategic initiatives to enable us to more effectively capitalize on market opportunities as anticipated; delays in the receipt of orders from customers and in the delivery by us of such orders; our failure to fully and effectively integrate the business and technology of Wavion Inc., acquired by us in November 2011, into our products and realize the expected synergies from the acquisition; the failure of the markets for our (including Wavion's) products to grow as anticipated; our inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; our inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers; our inability to comply with covenants included in our financing agreements; our inability to raise sufficient funds to continue our operations, either through equity issuances or asset sales; and other risks detailed from time to time in the Company’s annual reports on Form 20-F as well as in other filings with the U.S. Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the U.S. Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases by contacting Sivan Farfuri, sivan.farfuri@alvarion.com or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.  All other names are or may be the trademarks of their respective owners.